Exhibit 99.2

TORM plc interim results for the first quarter of 2018

"We remained profitable in the first quarter of 2018 despite a muted freight rate environment, as the One TORM platform continues to deliver strong commercial results. In January, TORM successfully completed a USD 100m equity raise, which allowed us to execute on our fleet investment plan. The strong balance sheet and financial flexibility provided us the capacity to exercise options on three high specification MR newbuildings at historically attractive prices during April," says Executive Director Jacob Meldgaard.

•
TORM realized an EBITDA of USD 37m (2017, same period: USD 44m). The profit before tax amounted to USD 1.1m (2017, same period: USD 4.8m). Cash flow from operating activities was positive with USD 18m in the first quarter of 2018 (2017, same period: USD 27m) and earnings per share (EPS) was 1 US cent (2017, same period: 10 US cents). Return on Invested Capital (RoIC) was 2.4% (2017, same period: 3.9%).

•
TORM achieved TCE rates of USD/day 14,225 (2017, same period: USD/day 15,264). In the first quarter of 2018, product tanker freight rates stayed relatively flat at levels slightly below the levels seen in the second half of 2017.

•
As of 31 March 2018, 13% of the remaining earning days in 2018 were covered at USD/day 18,152. As of 11 May 2018, 61% of the remaining earning days in the second quarter of 2018 were covered at USD/day 14,244.

•	TORM completed an equity raise of USD 100m in order to pursue accretive growth opportunities while maintaining the strength of the balance sheet.

•
Subsequent to the balance sheet date, TORM exercised options for the construction of three high specification MR newbuildings for a total commitment of USD 93m and with expected delivery in 2019 through the first quarter of 2020 and secured commitment for attractive vessel financing of up to USD 63m, subject to loan documentation.

•	TORM took delivery of two LR2 newbuildings in the first quarter of 2018 and a third LR2 newbuilding after the balance sheet date.

•
As of 31 March 2018, available liquidity was USD 465m and consisted of USD 174m in cash and USD 292m in undrawn credit facilities. As of 31 March 2018, net interest-bearing debt amounted to USD 577m. As of 31 March 2018, TORM's net loan-to-value ratio was 51%.

•	Based on broker valuations as of 31 March 2018, TORM's Net Asset Value (NAV) excluding charter commitments is estimated at USD 857m. This corresponds to a NAV/share of USD 11.6 or DKK 69.7.

•	TORM's book equity amounted to USD 892m as of 31 March 2018. This corresponds to a book equity/share of USD 12.0 or DKK 72.1.

•
Based on broker valuations, TORM's fleet including newbuildings had a market value of USD 1,600m as of 31 March 2018. As of 31 March 2018, TORM's order book stood at eight newbuildings: two LR2s, four MRs and two LR1s all from Guangzhou Shipyard International. Following the balance sheet date, TORM has executed newbuilding options for an additional three MR vessels and took delivery of one LR2 newbuilding in April 2018. The LR2s are expected to be delivered in 2018 and the MRs and the LR1s in 2019 throughout the first quarter of 2020. Outstanding CAPEX relating to the order book and vessel purchases amounted to USD 242m, excluding the three MR newbuildings acquired in April 2018.

•	The book value of the fleet was USD 1,433 m as of 31 March 2018 excluding outstanding installments on the newbuildings of USD 242m.

CONFERENCE CALL
TORM will be hosting a conference call for investors and financial analysts at 3 pm CEST (9 am EST) today. Please dial in 10 minutes before the conference is due to start on +45 3272 8042 (from Europe) or +1 631 510 7495 (from the USA). The presentation can be downloaded from www.torm.com.

Announcement no. 11 / 17 May 2018	TORM plc Interim results for the first quarter of 2018	Page 1 of 2

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Christian Søgaard-Christensen, CFO, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Christian Lintner, IR, tel.: +45 3917 9335	Tel.: +44 203 713 4560 www.torm.com

__________________________________________________________________________________________________________________________________________________________________________________________________________

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 11 / 17 May 2018	TORM plc Interim results for the first quarter of 2018	Page 2 of 2